Filed by Graf Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Graf Acquisition Corp. IV

Commission File No. 333-271929

Date: June 27, 2023

This filing relates to the proposed merger involving Graf Acquisition Corp. IV (“Graf”) and NKGen Biotech, Inc. (“NKGen”), pursuant to the terms of that certain Agreement and Plan of Merger, dated April 14, 2023 (the “Merger Agreement”).

Graf and NKGen sent the following invitation to equity research analysts, institutional investors and family offices on June 27, 2023.

NKGen Biotech, Inc. & Graf Acquisition Corp. IV (NYSE: GFOR)Invite Equity Research Analysts, Institutional Investors & Family OfficesLotte Palace Hotel, New York July 20, 2023 | 10:00 AM ETDr. Paul Y. Song, CEO of NKGen Biotech, Inc. & James Graf, CEO of Graf Acquisition Corp. IV

Featured Presentation Topics• NKGen’s differentiated IP and approach to Natural Killer cell therapy for Alzheimer’s and Parkinson’s Diseases • Phase 1 SNK01 clinical trial data in Alzheimer’s Disease • Compassionate use case studies • De-SPAC transaction with expected closing August 2023 Join us in-person or virtually for a presentation, followed by an interactive question and answer session.  Registration information Please click below to register. For those unable to listen in real-time, a replay of the call will be available by clicking here and will be filed along with a written transcript by Graf Acquisition Corp. IV at SEC.gov.   Q&A information If you would like to ask a question during the live Q&A, please submit your request to questions@lifesciadvisors.com. Register Here      250 West 55th Street, Suite 3401 New York, NY 10019 E: info@lifescievents.com

Copyright © 2023 LifeSci Advisors, LLC, All rights reserved. This message contains confidential and proprietary information and is intended only for the individual named. If you are not the named addressee you should not disseminate, distribute or copy this e-mail. Please notify the sender immediately by e-mail if you have received this email by mistake and delete this email from your system. All market prices, data and other information contained in this email are not warranted as to completeness or accuracy and are subject to change without notice. Any comments or statements made herein do not necessarily reflect the views of LifeSci Advisors, LLC, its affiliates, subsidiaries or agents. The message is not intended as an offer or solicitation for the purchase or sale of any financial instrument or as an official confirmation of any transaction. Before opening any attachments please check them for viruses and defects. Important Information and Where to Find It Graf Acqusition Corp. IV (“Graf”) filed the Preliminary Proxy Statement with the SEC on May 15, 2023 in connection with the proposed business combination pursuant to the merger agreement, dated as of April 14, 2023, by and among Graf, NKGen Biotech Inc. (“NKGen Biotech”) and other parties (the “Merger Agreement”), and Graf will mail the definitive proxy statement and other relevant documents to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination. It is not intended to provide the basis for any investment decision or any other decision in respect to the proposed business combination. Graf’s stockholders and other interested persons are advised to read the Preliminary Proxy Statement, any amendments thereto, and, when available, the definitive proxy statement in connection with Graf’s solicitation of proxies for the special meeting to be held to approve the proposed business combination as these materials will contain important information about Graf and NKGen Biotech and the proposed business combination. The definitive proxy statement will be mailed to the stockholders of Graf as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the definitive proxy statement, without charge, once available, at the SEC’s website at http://www.sec.gov, or by directing a request to: Graf Acquisition Corp. IV, 1790 Hughes Landing Boulevard, Suite 400, The Woodlands, TX 77380. Participants in the Solicitation Graf and NKGen Biotech and each of their directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described herein under the rules of the SEC. Information about the directors and executive officers of Graf and a description of their interests in Graf and the proposed business combination are set forth in Graf’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2023 (the “Quarterly Report” and, together with the Annual Report, the “Reports”), which was filed with the SEC on March 31, 2022 (the “Annual Report”) and will be set forth in the Proxy Statement/Prospectus, when it is filed with the SEC. Information about NKGen Biotech’s directors and executive officers and a description of their interests in NKGen Biotech and the proposed business combination will be set forth in the Proxy Statement/Prospectus, when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. No Offer or Solicitation This invite does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any business combination. This invite shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption there from. Forward-Looking Statements Certain statements made in this invite are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this invite, the words “expect” and variations of the word or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Graf’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability of Graf to enter into a definitive agreement with respect to a business combination with NKGen Biotech within the time provided in Graf’s amended and restated certificate of incorporation; Graf’s ability to obtain an extension of the business combination deadline provided for in Graf’s amended and restated certificate of incorporation; Graf’s ability to obtain the financing necessary to consummate the potential transaction; the performance of NKGen Biotech’s business; the timing, success and cost of NKGen Biotech’s product development activities and clinical trials, including compassionate use case studies; the risk that Graf’s stockholder approval is not obtained; failure to realize the anticipated benefits of the proposed business combination, including as a result of a delay in consummating the proposed business combination; the amount of redemption requests made by Graf’s stockholders and the amount of funds remaining in Graf’s trust account after satisfaction of such requests; Graf’s and NKGen Biotech’s ability to satisfy the conditions to closing the proposed business combination; and those factors discussed in the Reports and the Proxy Statement/Prospectus under the heading “Risk Factors,” and other documents of Graf filed, or to be filed, with the SEC. Graf does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.